ROSEWOOD RESOURCES, INC.

8 Dorset Place, 65 Dorset Road
Parkwood, Johannesburg, South Africa, 2193

February 10, 2015

Via E- Mail

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC
20549

Attention:              Mr. John Reynolds
Assistant Director

Dear Mr. Reynolds

Re:          Registration Statement on Form S-1
Filed October 30, 2014
File No. 333-199690

The Company is in receipt of your letter dated November 21, 2014 and has the following responses to make to the comments contained therein.

General

1.
“Please supplementally provide us with copies of all written communication, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.”

There has been no written communication either by printing, a radio or televisionbroadcast or graphic communications present to potential investors.  In otherwords, no communication of any sort has been made to potential investors.

Business Page 11

2.
“Please provide a substantial expanded description of your business plan including each milestone needed to implement your business plan, the estimated time frame for each milestone and the cost associated with each milestone.  In this context, clarify the reference to the recommended work program in the third paragraph on page 12.”

The following has been inserted on page 13 in response to this comment.

“MILESTONES

IMPLEMENTED

As at January 31, 2015, the Company has implemented certain milestones in its development as are noted below.

1.
The incorporation of the Company in the State of Nevada and the appointment of officers and directors to undertake the development of the Company.  The cost of incorporation was $789 with additional charges after the first year of $764 for the annual filing of the Officers, Directors, etc. with the Secretary of State of Nevada.

2.
The directors identified a mineral claim located near the community of Matachewqan in northeast Ontario, Canada called the Knott Lake Property and entered into a Option Agreement with Gordon Davidson whereby by completing work on the claim over a three year period and an additional one-time payment at the end three years of $25,000 the Company would have 100% of the rights to the minerals on the claim.  To date, the Company has undertaken Year 1 and Year 2 exploration program on the Knott Lake Property in the total amount of $55,000.

The exploration work undertaken in Year 1 comprised geological mapping to identify outcrops and old trenches previously dug in the middle of the last century.   In addition, geological sampling comprising mainly sample of basal till from the old trenches and surrounding areas were taken and sent to a recognized assay laboratory for screening for gold.  This was at a cost of $20,000.

In Year 2 an exploration program was undertaken by Canadian Exploration Services Ltd. wherein they undertook an Induced Polarization surrey over a large section of Knott Lake Property.  On the basis of the results of this exploration program management will be undertaking the exploration work required in Year 3 during the summer of 2015.  The cost of Year 2 exploration program was $35,000.

3.
Additional exploration expenses incurred to date amounted to $2,625 representing independent analysis of the geological results for Year 1 and fees paid to an independent geologist as per the Company’s contractual obligation.

4.	The preparation and filing of a registration statement with the SEC at a cost of approximately $20,000.

TO BEIMPLETMENTED

The following represents certain milestone the Company intends to implement in the future.

1.
In the summer of 2015 the Company will undertake Year 3 exploration program on the Knott Gold Property which will entail further work on anomaly D, which under Year 2 exploration program showed strong chargeability anomaly with a correlating low resistivity anomaly.  These chargeability anomalies might be related to gold mineralization but extensive work will have to be performed to verity where there is gold mineralization present.  The cost of Year 3 exploration program is estimated at $50,000.

2.
Upon the Company’s registration statement becoming effective, if this ever happens, the Company will make an application to the OTC Bulletin Board to be quoted thereon.   There is the chance that the Company’s shares might never be quoted and our investors will lose eventually their entire investment.  There is no cost associated with a marker maker filing an application with FINRA to obtain a quotation on the OTC Bulletin Board.  Nevertheless, there is a cost in applying for a DTC registration, which the Company wants to obtain, and this is estimated at between $12,000 to $15,000.

3.
Once Company’s registration statement becomes effective, if this happens, the Company will be required to file Form 10-Ks on an annual basis and Form 10-Qs on a quarterly basis.   The cost for preparing these forms, either being examined or reviewed by the Company’ s independent accountants, will be approximately $10,000 on an annual basis.”

In response to the comment “in that content, clarify the reference to the recommended work program in the third paragraph on page 12” the following has been inserted on page 12.

“The recommended program of exploration over the three year period should have no environmental impact and therefore no cost to the Company due to basically the ground, trees, shrubs and streams will not be disturbed in any way since the main focus is on obtaining mineral samples and undertaking line definition by flagging the trees to create strength lines on the property in order to perform Induced Polarization surveys on these grid lines.”

Financial Statements, page 29

Report of Independent Registered Public Accountants, page 29.

3.
“We note that the third paragraph of the report provided by your auditors opines on the financial position of the company “as from Inception (June 17, 2013) through October 31, 2013”.  Please obtain and file a revised report which opines on the balance sheet date(s) included in your audited financial statements”.

The correction to the third paragraph has been amended in the new auditors’ opines as of October 31, 2014.

Note 6. Subsequent Events, page 39

4.
“Pease disclose the date through which you have evaluated subsequent events and whether that date is either the date of the financial statements were issued or available to be issued.  Refer to ASC 855-10-5—1.”

This comment has been corrected in the financial statements attached to this registration statement dated as of October 31, 2014.

Directors and Executive Officers, page 49

5.
“Please discuss the specific experience, qualifications, attributes and skill that let to the conclusion that each of your directors should serve as a director, as required by Item 401(e)(1) of Regulation S-K.”

The following has been inserted on page 48 and 49 in response to this comment.

“Ms. Lediga has never been a director or officer of a corporation either in North America or in South Africa.  She lives in a country which is noted for its production of precious metals, especially gold.  She has met and socialized with many individuals who are directly related to the mining industry in South Africa.   Even though the Knott Lake Property is located in Ontario, Canada its exploration programs and geological results will assist her in obtain additional knowledge about other mineralization in other part of the world.   Nevertheless, through her contacts she wants to identify a mineral property in South Africa that the Company can eventually direct its interest, explore and develop into a profitable mining venture.   Her main asset is the contacts she has made over the years which can be utilized for their expertise in the mining industry and assisting in raising future funding for the development of the Company.”

“Mr. Brooke has been a director and officer of several private companies as noted above and the two public companies as noted below.  With his background in business due to being a Chartered Accountant, equivalent to a Certified Public Accountant, and having assisted in the past the develop of both private and public companies, he brings a business knowledge to the Company which it needs at this stage of its development.”

Security Ownership of Certain Beneficial Owners and Management, page 51.

6.	“Please provide the disclosure in this section as of the most recent practicable date.”

The date has been changed to January 31, 2015.

Certain Relationships and Related Transactions, page 52

7.	“Please provide disclosure regarding the September 2014 advance from a director, reference page 48, as required by Item 404(d) of Regulation S-K.”

The following has been inserted on page 52.

“Except as indicated below, there were no material transactions, or series of similar transactions, since inception of Rosewood, or any currently proposed transactions, or series of similar transactions, to which Rosewood was or is to be a party, in which the amount involved exceeds $120,000, and in which any director or executive officer, or any security holder who is known by Rosewood to own of record or beneficially more than 5% of any class of Rosewood’s common stock, or any member of the immediate family of any of the foregoing persons, has an interest.  On September 2, 2014, Gordon Brooke advanced Rosewood $50,000 as well as $857 in payments for certain expenses he paid on behalf of Rosewood.  These advances are on a demand bases and bear no interest.  There is no indebtedness of management to Rosewood.”

Exhibit 23.1

8.
“Your financial statements indicate that your date of inception is June 17, 2013.  However, the inception date in the consent of your auditor is stated as June 13, 2013.  Please obtain and file a revised consent which resolves this inconsistency.”

The attached new consent letter from our auditor has corrected this error.

9.
“We note you have provided a separate report from your auditor on page 40 relating to their review of your interim financial statements for the nine months ended July 31, 2014.  To this extent that your next amendment includes your interim financial statements, please obtain and file an updated consent from your auditor that references the review report.”

This comment will be adhered to in all future filings.

Please note that the registration statement has been updated to include Year 2 exploration program which was completed toward to the latter part of 2014 which is shown on page 25 onwards.

Thank you for the above noted comments.

Yours very truly;
Rosewood Resources, Inc.

“Kgomotos Joyce Lediga”
Kgomotos Joyce Lediga
Chief Executive Officer, President
and Director

c/c           B. Gordon Brooke – Chief Financial Officer, Secretary/Treasurer
Gary R. Henrie – Attorney at Law